Exhibit 99.1

FIELD TRIP HEALTH LTD. ANNOUNCES INTENTION TO SEPARATE THE FIELD TRIP DISCOVERY AND FIELD TRIP HEALTH DIVISIONS INTO TWO INDEPENDENT  PUBLIC COMPANIES

●	Transaction will create two distinct emerging leaders in the psychedelics industry, one providing personalized care and the other developing next generation psychedelic therapies.

●	Shareholders of Field Trip will receive shares of each company.

●	Company to host a conference call on Friday, April 29, 2022 at 8:30 a.m. ET.

Toronto, Ontario, April 28, 2022 - Field Trip Health Ltd. (TSX: FTRP, FTRP.WT, Nasdaq: FTRP) (the “Company”), a global leader in the development and delivery of psychedelic therapies, announced today that it has received unanimous board approval to complete a reorganization that will result in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent public companies (the “Transaction"). Field Trip Discovery will be renamed Reunion Neuroscience Inc. (“Reunion”) and Field Trip Health will be renamed Field Trip Health and Wellness Ltd. (“Field Trip H&W”). Concurrent with closing of the Transaction, Field Trip H&W is expected to complete financings for gross proceeds of approximately C$20 million led by Oasis Management Company and the Company (the “Financings”).

The Transaction is the culmination of the Company's strategic review of corporate structure announced in November 2021.

Joseph del Moral, Chief Executive Officer of the Company, commented “Over the course of the last three years, we have built two leading companies in the emerging psychedelic industry under a single roof. This strategy has enabled us to develop practical knowledge and operational expertise in psychedelic therapies, as well as one of the most innovative drug development programs in the sector. The results of our strategic review confirmed that both parts of Field Trip are ready to be independent, standalone companies, in a separation that we believe maximizes the long-term value of each business. Importantly, the strategic synergy that underlies our original strategy will be maintained through a mutually beneficial Collaboration Agreement. We believe this is an exciting path to continue the growth of both businesses and provides our shareholders with two distinct investment theses.”

On closing of the Transaction, it is expected that each share of the Company will be exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip H&W. Following the Transaction, Reunion will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange, and Field Trip H&W, subject to exchange approval, will list on the TSX Venture Exchange.

The Transaction will be effected by way of a court approved plan of arrangement under the Canada Business Corporations Act. The Transaction will require the approval of: (i) 66 2/3% of the votes cast by the holders of the Company's common shares; and (ii) a simple majority of the votes cast by holders of the Company's common shares after excluding votes from certain shareholders as required under MI 61-101, at a special meeting of the Company’s shareholders to be held to consider the Transaction (the “Meeting”). In addition to shareholder approval, the Transaction is also subject to the receipt of court approval and other customary closing conditions for transactions of this nature.

Strategic Rationale for the Transaction

The Company’s management believes that the Transaction will establish two independent leading businesses in their respective categories in the emerging psychedelics industry and maximize long-term value for the Company’s shareholders. Following the Transaction, both Field Trip H&W and Reunion will:

●	have separate and focused management and governance best suited to each company's operational and strategic needs;

●	be able to establish distinct capital structures and capital allocation plans matched to the unique strategies and requirements of each company;

●	maintain current strategic synergies through a Collaboration Agreement, which will provide access to data, assistance in protocol development, preferential access to clinical trial sites and other benefits;

●	provide differentiated investment characteristics and a focused investment thesis for long-term investors in each company.

Transaction Details

Arrangement

The Company will continue operating its drug discovery and development business as a stand-alone business under the name Reunion Neuroscience Inc., and remain listed on the NASDAQ Stock Market and Toronto Stock Exchange.

A special committee comprised entirely of independent directors of the Company (the “Special Committee”) unanimously recommended the Transaction, and the board of directors of the Company unanimously approved the Transaction and recommends that the Company’s shareholders vote in favour of the Transaction.

Additional details of the Transaction will be included in an information circular (the “Circular”) to be mailed to shareholders of Field Trip in May 2022 in connection with the Meeting. The Transaction is expected to close on or about July 2022.

Concurrent Financing Transaction for Field Trip Health & Wellness

Concurrent with the Transaction, Field Trip H&W will complete the Financings by way of a series of separate private placements to raise aggregate gross proceeds to Field Trip H&W of approximately C$20 million, including a $5 million investment from the Company directly.

Oasis Non-Brokered Private Placement

The Financings will be led by funds managed by or affiliated with Oasis Management Company who have entered into a binding subscription agreement to purchase such number of common shares of Field Trip H&W (“FT H&W Common Shares”) that together with the FT H&W Common Shares that it will receive pursuant to the Arrangement will represent up to 19.99% of the issued and outstanding FT H&W Common Shares at an issue price of C$0.50 per FT H&W Common Share by way of a non-brokered private placement.

Direct Investment from the Company

The Company will also contribute $5 million directly to Field Trip H&W and retain the equivalent number of FT H&W Common Shares equivalent to the issue price of C$0.50 per FT H&W Common Share as a corporate investment held by Reunion Neuroscience.

Brokered Private Placement Offering of Subscription Receipts

Part of the Financings will be completed by way of a fully marketed “commercially reasonable efforts” brokered private placement of subscription receipts of Field Trip H&W (the “Subscription Receipts”) led by Bloom Burton Securities Inc. (“Bloom Burton”), on behalf of a syndicate (together with Bloom Burton, the “Agents”), at an issue price of C$0.50 per Subscription Receipt to raise aggregate gross proceeds of up to C$10,000,000 (the “Subscription Receipt Offering”). See “Subscription Receipt Offering Details” below for additional details.

Further information regarding the Financings will be provided in the Circular. There can be no assurance that the Transaction or the Financings will be completed on the terms described herein or at all, or that the FT H&W Common Shares will be listed on the TSX Venture Exchange.

Financial and Legal Advisors

Bloom Burton Securities is acting as financial advisor to Field Trip. Bloom Burton Securities and Cantor Fitzgerald & Co., each provided a fairness opinion to Field Trip’s board of directors and its Special Committee. Bennett Jones LLP is acting as Canadian legal advisor to Field Trip. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Cohen & Buckmann, PC are acting as US legal advisors to Field Trip. Torys LLP is acting as legal advisor to the Special Committee.

Field Trip Health & Wellness

As part of the Transaction, all assets related to the operation of the Company’s clinic business, including all of the tangible and intangible assets, employees and operations of such business will be reorganized under the Company’s wholly owned subsidiary Field Trip Health and Wellness Ltd.

Ronan Levy will lead Field Trip H&W as Chief Executive Officer and Mujeeb Jafferi will serve as President. Mr. Levy currently serves as Executive Chairman, and Mr. Jafferi serves as Chief Operating Officer, of Field Trip Health Ltd., respectively.

Field Trip H&W’s strategic focus post-Transaction will include:

●	operating its 12 Field Trip Health Centers offering psychedelic-assisted psychotherapy treatment programs, including Ketamine-Assisted Psychotherapy (KAP) in Canada and the USA and Psilocybin-Assisted Psychotherapy (PAP) in the Netherlands;

●	launching its new offering Field Trip at HomeTM, a digital at-home KAP program powered by Nue Life, allowing increased accessibility and scalability for Field Trip H&W’s therapies without significant capital investment;

●	providing clinical trial and site management services leveraging its network of health centers and expertise in psychedelic therapies;

●	expanded support for the development and publication of outcome-based research on the efficacy of psychedelic-assisted psychotherapy programs;

●	training clinicians in psychedelic-assisted psychotherapies through Field Trip training programs;

●	continued advancement of the Field Trip’s psilocybin research at its facility in Jamaica with an aim to execute on its intellectual property and commercialization goals;

●	expanding its customer base with the scheduled release of a premium version of the Company's mobile software application, Trip (“Trip”), in the second half of calendar 2022; and

●	continued industry leadership and development in future market opportunities, as the world moves towards the acceptance of psychedelic therapies.

In the past quarter, the Company has instituted various operational improvements designed to reduce costs and increase throughput at its Field Trip Health Centers. Capacity per therapist has increased and overhead expenses have decreased by approximately 12%. Fiscal third quarter revenues increased by 50% over the second quarter. The Company is pleased to announce preliminary fiscal Q4 2022 revenues of C$1.76 million representing over 30% growth over Q3 fiscal 2022.

Ronan Levy added, "Since the opening of our first clinic in Toronto in 2020, we've been focused on developing and implementing ketamine and psilocybin assisted therapy protocols as effective treatment options for depression, anxiety and other mental health conditions. Upon completion of the Transaction, our focus will shift to scaling access so that anyone seeking treatment can safely, consciously and responsibly access psychedelic therapies. This new focus will reduce capital requirements, maximize the impact of our existing twelve locations, support new people through the launch of Field Trip at Home™ and better leverage our digital tools to reach a much larger audience."

With the increased focus on reaching clients through its digital platforms, Trip and Field Trip at Home™, as well as ongoing streamlining of its in-person offerings, the Company has decided to defer the opening of new clinics.

Reunion Neuroscience Inc.

Upon completion of the Transaction, Joseph del Moral will continue as Chief Executive Officer and Dr. Nathan Bryson will continue as Chief Scientific Officer of Reunion.

Reunion will continue to operate the drug discovery division focused on research and the development of its novel molecule, FT-104, and other molecules under development, including the FT-200 series. The Company believes that FT-104 has completed the necessary non-clinical and preclinical studies necessary to enable Phase 1 study and has submitted documentation, including a Phase 1 protocol for ethics review in Australia where the Phase 1 study will be performed. Pending successful review, the Company expects that the study will start before the end of the first half of 2022 and may be completed before year-end. The FT-200 Group remains a burgeoning project with a platform for candidate synthesis and evaluation, some identified candidates, and initial intellectual property positions. Candidates in the FT-200 Group are demonstrating interesting pharmacological differences with classical psychedelics that may make them safer serotonin 2A agonists with broader use potential in mental healthcare.

The name Reunion Neuroscience was selected because of the company's focus on innovating therapeutic solutions for underserved neurological disorders, as well as a subtle nod to the company's origin as Field Trip.

The cash position of the Company after completion of the Transaction is anticipated to be C$43 million plus $5M in FT H&W Common Shares, which will allow it to:

●	complete the FT-104 Phase 1 Single Dose Pharmacokinetics and Safety study which should inform dose selection for Phase 2;

●	confirm duration of psychoactive effect of FT-104 to be approximately 2-3h, approximately half that of psilocybin;

●	engage the U.S. Food and Drug Administration through both the preIND and IND processes as the FT-104 program looks to move into Phase 2 in 2023;

●	complete CMC and other non-clinical work required prior to launch of Phase 2; and

●	continue synthesis and testing within the FT-200 group as Reunion moves toward selecting a candidate with improved cardiovascular safety.

By the end of 2022, Reunion expects to be the first company to have Phase 1 clinical (pharmacokinetic and pharmacodynamic) data and a granted patent for a novel, next-generation psychedelic compound.

Commenting on the Transaction, Nathan Bryson, Chief Scientific Officer of the Company, stated, “Both Field Trip businesses have benefited from the increased understanding of the patient journey and psychedelic processes we have developed from Discovery's research and Field Trip Health's operation of the clinics. We are very excited to be poised to initiate clinical research with a unique, patented, next generation molecule only 20 months after completing the selection process. I would like to commend the entire Field Trip Health team for getting us this far into the development process, and I look forward to continued collaborations between the two companies.”

Subscription Receipt Offering Details

The Company is pleased to announce that it has entered into an agreement with Bloom Burton pursuant to which Bloom Burton, on behalf of a syndicate of agents, have agreed to act as agents in connection with a fully marketed “commercially reasonable efforts” brokered private placement of Subscription Receipts of Field Trip H&W at an issue price of C$0.50 per Subscription Receipt to raise aggregate gross proceeds of up to C$10,000,000. The net proceeds of the Subscription Receipt Offering will be used for clinic operating expenses, working capital, Transaction expenses, as well as for general corporate purposes.

Upon the satisfaction of certain escrow release conditions (the “Release Conditions”), each Subscription Receipt shall automatically be exchanged for no additional consideration into one FT H&W Common Share.

On closing of the Subscription Receipt Offering, expected to occur on or about May 17, 2022, the gross proceeds from the Subscription Receipt Offering, less 50% of the Agents’ commission and all of the Agents’ expenses (the “Escrowed Proceeds”), will be deposited and held in escrow by an escrow agent satisfactory to Field Trip H&W and Bloom Burton, on behalf of the Agents, and pending satisfaction of the Release Conditions, which include the satisfaction of all conditions precedent to the completion of the Transaction and the receipt of all required regulatory and third party approvals to the Transaction. Provided the Escrow Release Conditions have been satisfied on or prior to 4:30 p.m. (Eastern Time) on August 31, 2022, the Escrowed Proceeds will be released to Field Trip H&W.

The Subscription Receipt Offering will be conducted in all provinces and territories of Canada and in those jurisdictions outside of Canada and the United States that are agreed to by the Company and the Agents. The Subscription Receipts will be sold In the United States only on a private placement basis pursuant to an exemption from the registration requirements in Rule 144A or Regulation D of the United States Securities Act of 1933, as amended.

Conference Call Details

The Company will conduct a conference call and webcast to discuss these plans on Friday, April 29, 2022 at 8:30am ET. To access the call, please dial 1-877-407-9716 (within the U.S.) or 1-201-493-6779 (outside the U.S.) and provide conference ID 13729639. A live webcast of the conference call can be accessed via the Events and Presentations section of the Field Trip Health Investor Relations website here or by clicking here.

For those unable to attend the live call, a telephonic replay will be available until 11:59 pm ET on Friday, May 6, 2022. To access the replay dial 1-844-512-2921 (within the U.S.) or 1-412-317-6671 (outside the U.S.) and provide conference ID 13729639. The webcast will be archived and available in the Events and Presentations section of the Field Trip Health Investor Relations website approximately one hour after the conclusion of the live call.

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centers for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth.

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipated”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including, but not limited to, statements with respect to future events or future performance, the completion and structure of the Transaction, anticipated shareholder, court and regulatory approvals, the realization of the anticipated benefits by any entity from the Transaction or from the Company's or Field Trip H&W's assets or investments, the general performance of the assets of the Company and Field Trip H&W, and the realization or results of proposed business activities as well as expansion projects relating to Field Trip at Home, Trip and Portal and the ability of Discovery to meet its estimated timelines, milestones and budget. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Field Trip, including its annual information form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Investor contacts:

Kathleen Heaney / Tim Regan

KCSA Strategic Communications

fieldtripIR@kcsa.com

Media contacts:

Rachel Moskowitz

Autumn Communications

202-276-7881

press@fieldtriphealth.com

SOURCE Field Trip Health Ltd.